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MAY 27 2021

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A

PART III

SEC FILE NUMBER
8-43985

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 03/31/2021
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Prime Executions Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Wall Street, Suite 1704
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ilina Stamova (212) 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 Lincolnway Lane	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Duane Penfold, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Prime Executions Inc., as of March 31, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Operating Officer

JAY GETTENBERG
NOTARY PUBLIC-STATE OF NEW YORK
No. 01GE6180376
Qualified in Kings County
My Commission Expires 05-18-2024

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRIME EXECUTIONS, INC.

STATEMENT OF FINANCIAL CONDITION

FOR THE PERIOD FROM JANUARY 1, 2020 TO MARCH 31, 2021

PRIME EXECUTIONS, INC.

TABLE OF CONTENTS

DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Prime Executions, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Prime Executions, Inc. (the "Company") for the fifteen month period January 1, 2020 to March 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Prime Executions, Inc. for the fifteen month period January 1, 2020 to March 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Prime Executions, Inc.'s auditor since 2014.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Tinley Park, Illinois
May 21, 2021

PRIME EXECUTIONS INC.

STATEMENT OF FINANCIAL CONDITION

March 31, 2021

ASSETS		
Cash and cash equivalents	$	3,551,017
Receivable from clearing broker		229,583
Commissions receivable		507,741
Other receivables		123,198
Prepaid expenses		11,158
Total assets	$	4,422,697
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	497,093
Total liabilities		497,093
Commitments and Contingencies (Note 4)		
Stockholder's equity		
Common stock - $0.01 par value; 100 shares authorized; 100 shares issued and outstanding		1
Common stock - Class B-Non-Voting, $0.01 par value; 5,000 shares authorized; 5000 shares issued and outstanding		100
Common stock - Class A-Voting, $0.01 par value; 3,000 shares authorized; 3,000 shares issued and outstanding		-
Additional paid-in capital		5,387,084
Retained earnings		(1,079,017)
Treasury Stock		(382,564)
Total stockholder's equity		3,925,604
Total liabilities and stockholder's equity	$	4,422,697

The accompanying notes are an integral part of this financial statement

Note 1 - Organization and Nature of Business

Prime Executions, Inc. ("The Company") is a Delaware corporation formed for the purpose of conducting business as a broker on the floor of the New York Stock Exchange ("NYSE"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

The Company is wholly owned by Freedom Holding Corporation. Freedom Holding Corporation purchased the stock of the Company on December 29, 2020.

Note 2 - Summary of Significant Accounting Policies

a) Basis of Presentation

The financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

b) Use of Estimates

The preparation of financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which, at times may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d) Income Taxes

The Company is taxed under the provisions of Subchapter C of the Internal Revenue Code. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statement, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The tax years 2020, 2019, 2018 and 2017 remain open to examination by the major taxing jurisdictions to which the entity is subject.

The deferred tax asset was calculated at approximately $515,000, which was determined utilizing an effective tax rate of 38%. The Company does not anticipate significant profitability in the immediate future, which would allow for utilization of the deferred tax asset. The Company has applied a 100% valuation allowance against the deferred tax asset.

e) Revenue Recognition

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

Note 2 - Summary of Significant Accounting Policies (Continued)

e) Revenue Recognition (Continued)

Broker Dealer Commissions
The Company earns commissions by executing client transactions in stocks and options commissions revenue is recognized on trade date when the performance obligation is satisfied. Commission revenue is paid on settlement date, which is generally two business days after trade date for equities securities and corporate bond transactions and one business day for government securities and commodities transactions. The Company records a receivable on the trade date and receives a payment on settlement date.

Rebates
In certain instances, the Company may be entitled to an exchange rebate on a per-share basis for providing liquidity to the overall market. The rebate is paid by the exchange on which the order is executed, which is itemized on a monthly invoice from the exchange, and subsequently remitted to the Company in the month after the execution is completed. The Company records a receivable on its statement of financial condition on a trade date basis.

f) Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, (Topic 842). The new guidance affects any entity that enters into a lease, with some specified scope exemptions. The ASU increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The new guidance was effective for annual periods beginning after December 15, 2018. Management has evaluated the ASU and concluded that the adoption of this guidance on January 1, 2019 had no impact on the financial statement, as the current lease is month-to-month.

Note 3 - Profit Sharing Plan

Effective January 1, 1999, the Company adopted Prime Executions, Inc. 401(k) Plan under section 401(k) of the Internal Revenue Code of 1986, as amended. Under the Plan, all employees eligible to participate may elect to contribute up to the lesser of 12% of their salary or the maximum allowed under the Code. All employees who are legal age 21 and completed 1,000 hours of service are eligible. The Company may elect to make contributions to the Plan at the discretion of the Board of Directors.

Note 4 - Commitments

Office Lease
The Company sublets a facility in New York City on a month-to-month basis. The rent expense for the period from January 1, 2020 to March 31, 2021 for this space was $22,500.

Note 5 - Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 6 - Customer Concentration

During the period from January 1, 2020 to March 31, 2021, approximately 44% of the Company's revenue was from three customers.

Note 7 - Clearing Agreement

In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. The Company is required to maintain a $100,000 deposit with the Clearing Broker Dealer. Termination fees will be imposed if the Company terminates this agreement without cause or under other circumstances.

Note 8 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2021, the Company had Net Capital of $3,642,763 which was $3,609,623 in excess of its required net capital of $33,140. The Company's net capital to aggregate indebtedness ratio was 13.65%.

Note 9 - Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statement. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statement.